Healthpeak Properties Reports Third Quarter 2026 Results and Increases Full Year 2026 Earnings Guidance

DENVER, November 2, 2026 - Healthpeak Properties, Inc. (NYSE: DOC) ("Healthpeak"), a leading owner, operator, and developer of real estate for healthcare discovery and delivery, today announced results for the quarter ended September 30, 2026.

THIRD QUARTER 2026 FINANCIAL PERFORMANCE AND RECENT HIGHLIGHTS

– Net income of $0.02 per share and FFO as Adjusted of $0.44 per share

– Outpatient Medical new and renewal lease executions totaled 846,000 square feet, bringing year-to-date Outpatient Medical lease executions to 3.2 million square feet
  - Subsequent to the third quarter, 1.3 million square feet of Outpatient Medical leases have been executed or are under letter of intent ("LOI")

– Lab new and renewal lease executions totaled 480,000 square feet, bringing year-to-date Lab lease executions to 1 million square feet
  - Subsequent to the third quarter, 643,000 square feet of Lab leases have been executed or are under LOI
  - Lab total occupancy increased sequentially by +130 basis points ("bps") and is up +270 bps since year-end 2025

– Janus Living (NYSE: JAN) reported year-over-year revenue and Adjusted EBITDAre growth of 78% and 101%, respectively

– Acquired, or under contract to acquire, four life science buildings totaling approximately 510,000 square feet across three campuses for approximately $233 million

– Entered into a new $500 million unsecured delayed-draw term loan facility

– Net Debt to Adjusted EBITDAre was 4.7x for the quarter ended September 30, 2026

– Recent corporate impact and sustainability achievements:
  - Named to the Top 10 in Real Estate from 3BL Media's 100 Best Corporate Citizens List
  - Named Fortune's Best Workplaces in Real Estate
  - Certified as a Great Place to Work 2026–2027
  - Named one of U.S. News & World Report’s 2026–2027 Best Companies to Work For in the Real Estate and Facilities Management category, as well as the West Region category

  To learn more and view the Corporate Impact Report, please visit www.healthpeak.com/corporate-impact

THIRD QUARTER RESULTS

	Three Months Ended September 30,	
	2026	2025
Diluted Net income (loss) per common share	$ 0.02	$ (0.17)
Diluted FFO as Adjusted per common share	0.44	0.46

Year-Over-Year Same-Store ("SS") Adjusted NOI Growth

	Three Months Ended September 30,	
	SS Growth %	% of SS
Outpatient Medical	3.1%	54.4%
Lab	(0.7%)	35.6%
Senior Housing	25.9%	10.0%
Total	**3.6%**	**100.0%**

JANUS LIVING THIRD QUARTER FINANCIAL AND OPERATING HIGHLIGHTS

- Revenue of $268 million, up 78% compared to the prior year quarter
- Adjusted EBITDAre of $105 million, up 101% compared to the prior year quarter
- Total Adjusted Net Operating Income of $76 million, up 81% compared to the prior year quarter
  - Same-store Adjusted NOI increased 25.9% and margin expanded 360 bps
- Closed $1.75 billion of senior housing acquisitions during the third quarter, consisting of the previously disclosed $1.0 billion that closed from July 1 through August 3 and an additional $743 million that closed subsequent to August 3 through quarter end
- Subsequent to quarter end and through October 30, completed approximately $370 million of senior housing acquisitions
- As of October 30, Janus Living had approximately $1.2 billion of liquidity including cash and available credit facility capacity
- Under binding purchase agreements for approximately $82 million of additional senior housing acquisitions

Janus Living, Inc. is a pure-play senior housing real estate investment trust that owns high-quality communities across the United States, and is majority owned by Healthpeak. Healthpeak owns 214.7 million shares of Janus Living common stock and operating partnership common units, representing a 69% equity ownership as of September 30, 2026. Janus Living is consolidated into Healthpeak's financial statements, with the approximately 31% not owned by Healthpeak reported as noncontrolling interest.

LAB INVESTMENTS

Healthpeak has acquired, or is under contract to acquire, four life science buildings totaling approximately 510,000 square feet across three campuses for approximately $233 million. Each acquisition is part of, or an extension of, an existing Healthpeak campus where the Company's local scale and relationships position it to drive near-term leasing.

On September 30, 2026, Healthpeak acquired the senior construction loan secured by HQ Point and acquired the remaining equity interest for a combined $105 million. HQ Point is a two-building, 236,000 square foot lab campus in San Diego's Sorrento Mesa submarket that is currently 29% occupied.

Healthpeak is also under contract to acquire two life science properties that are expected to close in the fourth quarter of 2026 or early 2027, subject to customary closing conditions.

- South San Francisco: Healthpeak is under contract to acquire a 145,000 square foot life science building for approximately $92 million. The property is currently 49% occupied and sits adjacent to an existing 146,000 square foot Healthpeak life science building and between The Cove and The Shore, two Healthpeak campuses totaling more than 2 million square feet.
- Cambridge: Healthpeak is under contract to acquire the remaining 51% ownership interest in 100 Acorn Park Drive, a 129,000 square foot life science building on the Cambridge Discovery Park campus for approximately $36 million. The property is currently 53% occupied. Upon closing, Healthpeak will own 100% of the 605,000 square foot Cambridge Discovery Park campus.

These three opportunistic acquisitions have a blended in-place occupancy of 41%, a current cash yield of approximately 5%, and an expected stabilized cash yield of approximately 9-10%.

A presentation highlighting these investments is available at https://ir.healthpeak.com.

OUTPATIENT MEDICAL ACQUISITION

In October 2026, Healthpeak acquired Westway One, a 146,000 square foot Class A medical training facility in Houston, Texas, for $38 million. The property is 100% leased to affiliates of HCA Healthcare, with 11 years of remaining lease term. The acquisition represents an initial capitalization rate of approximately 7.4%, adds to Healthpeak's approximately 3.4 million square foot outpatient medical portfolio in Houston, and expands its portfolio of HCA nursing and professional education facilities.

OUTPATIENT MEDICAL JOINT VENTURE RECAPITALIZATION

As previously disclosed, in July 2026, Healthpeak entered into a joint venture with affiliates of Brookfield Asset Management ("Brookfield") through the contribution of an 86-property outpatient medical portfolio valued at approximately $2.1 billion. Healthpeak received proceeds of approximately $1.025 billion for the sale of the 49% interest.

BALANCE SHEET

Net Debt to Adjusted EBITDAre was 4.7x for the quarter ended September 30, 2026.

In October 2026, Healthpeak entered into a new $500 million unsecured delayed-draw term loan facility. The term loan matures in October 2030 and bears interest at SOFR plus 80 basis points based on Healthpeak’s current credit ratings. The unsecured term loan facility was undrawn at closing.

As of October 30, 2026, Healthpeak had $3.8 billion of liquidity, including cash, availability under its revolving credit facility, and undrawn term loan commitments.

DIVIDEND

On October 1, 2026, Healthpeak's Board of Directors declared a monthly common stock cash dividend of $0.10167 per share for each of October, November, and December of 2026, representing an annualized dividend amount of $1.22 per share. The dividend is payable on the payment dates set forth in the table below to stockholders of record as of the close of business on the corresponding record date. Future dividends are at the discretion of Healthpeak's Board of Directors.

Record Date	Payment Date	Amount
October 19, 2026	October 30, 2026	$0.10167 per common share
November 13, 2026	November 25, 2026	$0.10167 per common share
December 18, 2026	December 30, 2026	$0.10167 per common share

GUIDANCE

Healthpeak's 2026 guidance ranges are updated as follows:

Full Year 2026	As of 8/4/26	As of 11/2/26	Midpoint Change
Diluted earnings per common share	$0.48 - $0.52	$0.39 - $0.41	$0.10 decrease(1)
Diluted FFO as Adjusted per share	$1.73 - $1.77	$1.76 - $1.78	$0.02 increase
Total Same-Store Cash (Adjusted) NOI	0% - 1.5%	0.5% - 2.0%	50 bps increase

(1) The decrease in diluted earnings per common share guidance is primarily due to depreciation and amortization associated with senior housing acquisitions closed by Janus Living during the third quarter and through October 30, 2026. Depreciation and amortization is excluded from Nareit FFO and FFO as Adjusted, so this change has no impact on FFO as Adjusted guidance.

These estimates are based on our current view of existing market conditions, transaction timing, and other assumptions for the year ending December 31, 2026. For additional guidance ranges, details, and assumptions, please see page 10 in our corresponding Supplemental Report and the Discussion and Reconciliation of Non-GAAP Financial Measures, both of which are available in the Investor Relations section of our website at http://ir.healthpeak.com.

CONFERENCE CALL INFORMATION

Healthpeak has scheduled a conference call and webcast for Tuesday, November 3, 2026, at 10:00 a.m. Eastern Time.

- Healthpeak's website: https://ir.healthpeak.com/news-events
- Webcast: https://events.q4inc.com/attendee/917525646. Joining via webcast is recommended for those who will not be asking questions.
- Telephone: The participant dial-in number is (833) 461-5787. The international dial-in is (585) 542-9983. The conference ID number is 917 525 646.

A webcast replay will be available on Healthpeak's website through December 3, 2026.

ABOUT HEALTHPEAK

Healthpeak Properties, Inc. is a fully integrated real estate investment trust (REIT) and S&P 500 company. Healthpeak owns, operates, and develops high-quality real estate focused on healthcare discovery and delivery.

NON-GAAP FINANCIAL MEASURES

Nareit FFO, FFO as Adjusted, Total Same-Store Cash (Adjusted) NOI, Adjusted EBITDAre, and Net Debt to Adjusted EBITDAre are supplemental non-GAAP financial measures that we believe are useful in evaluating the operating performance and financial position of real estate investment trusts. See "September 30, 2026 Discussion and Reconciliation of Non-GAAP Financial Measures" for definitions, discussions of their uses and inherent limitations, and reconciliations to the most directly comparable financial measures calculated and presented in accordance with GAAP, available in the Investor Relations section of our website at http://ir.healthpeak.com/quarterly-results. See also the "Funds From Operations" section of this release for additional information. Additionally, as used herein with respect to Janus Living, Adjusted EBITDAre, Total Adjusted Net Operating Income, and Same-Store Adjusted NOI are supplemental non-GAAP financial measures that we believe are useful in evaluating the operating performance and financial position of Janus Living. See "September 30, 2026 Discussion and Reconciliation of Non-GAAP Financial Measures" for definitions, discussions of their uses and inherent limitations, and reconciliations to the most directly comparable financial measures calculated and presented in accordance with GAAP, available in the Investor Relations section of the Janus Living website at https://ir.janusreit.com/financials/quarterly-results.

FORWARD-LOOKING STATEMENTS

Statements contained in this release that are not historical facts are "forward-looking statements" within the meaning of Section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Forward-looking statements include, among other things, statements regarding our and our officers' intent, belief or expectation as identified by the use of words such as "may," "will," "project," "expect," "believe," "intend," "anticipate," "seek," "target," "forecast," "plan," "potential," "estimate," "could," "would," "should" and other comparable and derivative terms or the negatives thereof. Examples of forward-looking statements include, among other things: (i) statements regarding timing, outcomes and other details relating to pending or contemplated acquisitions, dispositions, developments, redevelopments, joint venture transactions, leasing activity and commitments, financing activities, or other transactions discussed in this release; (ii) the payment of a monthly cash dividend; and (iii) the information presented under the heading "Guidance." Pending acquisitions, dispositions, joint venture transactions, leasing activity, and financing activity, including those subject to binding agreements, remain subject to closing conditions and may not be completed within the anticipated timeframes or at all. Forward-looking statements reflect our current expectations and views about future events and are subject to risks and uncertainties that could significantly affect our future financial condition and results of operations. While forward-looking statements reflect our good faith belief and assumptions we believe to be reasonable based upon current information, we can give no assurance that our expectations or forecasts will be attained. Further, we cannot guarantee the accuracy of any such forward-looking statement contained in this release, and such forward-looking statements are subject to known and unknown risks and uncertainties that are difficult to predict. As more fully set forth under "Risk Factors" in our Annual Report on Form 10-K for the year ended December 31, 2025 filed with the Securities and Exchange Commission ("SEC"), these risks and uncertainties include, but are not limited to: changes to regulatory, funding, staffing, trade, and other policies and actions by the U.S. political administration; macroeconomic trends that may increase borrowing, construction, labor and other operating costs; changes within the life science industry, and significant regulation, funding requirements, and uncertainty faced by our lab tenants; factors adversely affecting our tenants', operators', or borrowers' ability to meet their financial and other contractual obligations to us; the insolvency or bankruptcy of one or more of our major tenants, operators, or borrowers; our concentration of real estate investments in the healthcare property sector, which makes us more vulnerable to a downturn in that specific sector than if we invested across multiple sectors; the illiquidity of real estate investments; our ability to identify and secure new or replacement tenants and operators; our property development, redevelopment, and tenant improvement risks, which can render a project less profitable or unprofitable and delay or prevent its undertaking or completion; the ability of the hospitals on whose campuses our outpatient medical

buildings are located and their affiliated healthcare systems to remain competitive or financially viable; operational risks associated with our senior housing properties managed by third parties, including our properties operated through structures permitted by the Housing and Economic Recovery Act of 2008, which includes most of the provisions previously proposed in the REIT Investment Diversification and Empowerment Act of 2007 (commonly referred to as “RIDEA”); the failure of our tenants, operators, and borrowers to comply with federal, state, and local laws and regulations, including resident health and safety requirements, as well as licensure, certification, and inspection requirements; required regulatory approvals to transfer our senior housing properties; compliance with the Americans with Disabilities Act and fire, safety, and other regulations; the requirements of, or changes to, governmental reimbursement programs such as Medicare or Medicaid; economic conditions, natural disasters, weather, and other conditions that negatively affect geographic areas where we have concentrated investments; uninsured or underinsured losses, which could result in a significant loss of capital invested in a property, lower than expected future revenues, and unanticipated expenses; our use of joint ventures may limit our returns on and our flexibility with jointly owned investments; our use of rent escalators or contingent rent provisions in our leases; competition for suitable healthcare properties to grow our investment portfolio; our ability to exercise rights on collateral securing our real estate-related loans; any requirement that we recognize reserves, allowances, credit losses, or impairment charges; investment of substantial resources and time in transactions that are not consummated; our ability to successfully integrate and/or operate acquisitions or internalize property management; the potential impact of unfavorable resolution of litigation or disputes and resulting rising liability and insurance costs; environmental compliance costs and liabilities associated with our real estate investments; environmental, social and governance and sustainability commitments and changing requirements, as well as stakeholder expectations; epidemics, pandemics, or other infectious diseases, and health and safety measures intended to reduce their spread; our past participation in the Coronavirus Aid, Relief, and Economic Security Act Provider Relief Fund and other Covid-related stimulus and relief programs; laws or regulations prohibiting eviction of our tenants; human capital risks, including the loss or limited availability of our key personnel; our reliance on information technology and any material failure, inadequacy, interruption, or security failure of that technology; the use of, or inability to use, artificial intelligence by us, our tenants, our vendors, and our investors; volatility, disruption, or uncertainty in the financial markets; increased interest rates and borrowing costs, which could impact our ability to refinance existing debt, sell properties, and conduct investment activities; cash available for distribution to stockholders and our ability to make dividend distributions at expected levels; the availability of external capital on acceptable terms or at all; an increase in our level of indebtedness; covenants in our debt instruments, which may limit our operational flexibility, and breaches of these covenants; volatility in the market price and trading volume of our common stock; adverse changes in our credit ratings; the initial public offering of Janus Living may not achieve the intended benefits; our economic exposure to shifts in the price of Janus Living common stock and our ability to control the assets and activities of Janus Living; potential conflicts of interest in our relationship with Janus Living; our ability to maintain our qualification as a real estate investment trust (“REIT”); our taxable REIT subsidiaries being subject to corporate level tax; tax imposed on any net income from “prohibited transactions”; changes to U.S. federal income tax laws, and potential deferred and contingent tax liabilities from corporate acquisitions; calculating non-REIT tax earnings and profits distributions; tax protection agreements that may limit our ability to dispose of certain properties and may require us to maintain certain debt levels; ownership limits in our charter that restrict ownership in our stock, and provisions of Maryland law and our charter that could prevent a transaction that may otherwise be in the interest of our stockholders; conflicts of interest between the interests of our stockholders and the interests of holders of Healthpeak OP, LLC (“Healthpeak OP”) common units; provisions in the operating agreement of Healthpeak OP and other agreements that may delay or prevent unsolicited acquisitions and other transactions; our status as a holding company of Healthpeak OP; and other risks and uncertainties described from time to time in our SEC filings.

Moreover, other risks and uncertainties of which we are not currently aware may also affect our forward-looking statements, and may cause actual results and the timing of events to differ materially from those anticipated. The forward-looking statements made in this communication are made only as of the date hereof or as of the dates indicated in the forward-looking statements, even if they are subsequently made available by us on our website or otherwise. We do not undertake any obligation to update or supplement any forward-looking statements to reflect actual results, new information, future events, changes in its expectations or other circumstances that exist after the date as of which the forward-looking statements were made.

CONTACT

Andrew Johns, CFA

Senior Vice President – Finance and Investor Relations

720-428-5400

Healthpeak Properties, Inc.

Consolidated Balance Sheets

In thousands, except share and per share data

	September 30, 2026	December 31, 2025
Assets		
Real estate:		
Buildings and improvements	$ 18,744,157	$ 16,593,535
Development costs and construction in progress	1,026,355	1,010,657
Land and improvements	3,426,289	3,007,346
Accumulated depreciation	(4,708,201)	(4,512,443)
Net real estate	18,488,600	16,099,095
Loans receivable, net of reserves of $8,036 and $11,345	284,203	606,020
Investments in unconsolidated joint ventures	466,114	802,601
Accounts receivable, net of allowance of $3,994 and $2,018	75,944	78,327
Cash and cash equivalents	514,310	467,457
Restricted cash	91,512	70,245
Intangible assets	917,700	654,516
Assets held for sale	48,042	80,621
Right-of-use asset	393,382	412,198
Deferred tax assets	121,663	111,248
Goodwill	68,529	68,529
Other assets	941,976	885,161
Total assets	$ 22,411,975	$ 20,336,018
Liabilities and Equity		
Bank line of credit and commercial paper	$ 1,489,500	$ 1,078,850
Term loans	1,646,725	1,647,113
Senior unsecured notes	6,142,101	6,772,722
Mortgage debt	104,019	349,209
Intangible liabilities	146,688	173,697
Liabilities related to assets held for sale	1,035	11,900
Lease liability	288,386	296,260
Accounts payable, accrued liabilities, and other liabilities	749,010	718,509
Deferred revenue	1,039,166	985,307
Total liabilities	11,606,630	12,033,567
Commitments and contingencies		
Redeemable noncontrolling interests	27,431	159,581
Common stock, $1.00 par value: 1,500,000,000 shares authorized; 689,535,670 and 695,036,731 shares issued and outstanding	689,536	695,037
Additional paid-in capital	13,470,684	12,767,914
Cumulative dividends in excess of earnings	(6,322,342)	(5,952,920)
Accumulated other comprehensive income (loss)	28,058	(9,937)
Total stockholders’ equity	7,865,936	7,500,094
Public investors of Janus Living, Inc.	1,270,543	—
Joint venture partners	1,283,529	295,455
Non-managing member unitholders	357,906	347,321
Total noncontrolling interests	2,911,978	642,776
Total equity	10,777,914	8,142,870
Total liabilities and equity	$ 22,411,975	$ 20,336,018

Healthpeak Properties, Inc.

Consolidated Statements of Operations

In thousands, except per share data

	Three Months Ended September 30,		Nine Months Ended September 30,	
	2026	2025	2026	2025
Revenues:				
Rental and related revenues	$ 545,390	$ 539,886	$ 1,617,180	$ 1,607,714
Resident fees and services	268,300	150,458	685,101	448,240
Interest income and other	7,202	15,529	43,142	47,156
Total revenues	820,892	705,873	2,345,423	2,103,110
Costs and expenses:				
Operating	379,391	291,922	1,036,375	841,246
Depreciation and amortization	298,923	262,317	872,047	796,779
Interest expense	83,899	76,784	263,471	224,540
General and administrative	23,589	19,907	70,697	66,789
Transaction costs	9,738	2,420	43,059	18,169
Impairments and loan loss reserves (recoveries), net	(210)	(54)	(3,964)	(117)
Total costs and expenses	795,330	653,296	2,281,685	1,947,406
Other income (expense):				
Gain (loss) on sales of real estate, net	—	11,500	60,657	13,136
Gain (loss) on debt extinguishments	—	—	(403)	—
Other income (expense), net	8,670	1,160	165,215	(9,658)
Total other income (expense), net	8,670	12,660	225,469	3,478
Income (loss) before income taxes and equity income (loss) from unconsolidated joint ventures	34,232	65,237	289,207	159,182
Income tax benefit (expense)	(1,287)	1,206	(139)	(3,256)
Equity income (loss) from unconsolidated joint ventures	3,742	(176,291)	10,516	(176,691)
Net income (loss)	36,687	(109,848)	299,584	(20,765)
Noncontrolling interests' share in earnings	(19,424)	(7,274)	(35,870)	(21,856)
Net income (loss) attributable to Healthpeak Properties, Inc.	17,263	(117,122)	263,714	(42,621)
Participating securities' share in earnings	(145)	(134)	(444)	(714)
Net income (loss) applicable to common shares	$ 17,118	$ (117,256)	$ 263,270	$ (43,335)
Earnings per common share:				
Basic	$ 0.02	$ (0.17)	$ 0.38	$ (0.06)
Diluted	$ 0.02	$ (0.17)	$ 0.38	$ (0.06)
Weighted average shares outstanding:				
Basic	689,509	694,930	691,498	696,380
Diluted	689,509	694,930	691,781	696,380

Healthpeak Properties, Inc.

Funds From Operations

In thousands, except per share data

	Three Months Ended September 30,		Nine Months Ended September 30,	
	2026	2025	2026	2025
Net income (loss) applicable to common shares	**$ 17,118**	**$ (117,256)**	**$ 263,270**	**$ (43,335)**
Real estate related depreciation and amortization	298,923	262,317	872,047	796,779
Healthpeak's share of real estate related depreciation and amortization from unconsolidated joint ventures	7,564	12,574	22,420	37,304
Noncontrolling interests' share of real estate related depreciation and amortization	(26,816)	(3,807)	(46,939)	(12,686)
Loss (gain) on sales of depreciable real estate, net	—	(11,500)	(60,657)	(13,136)
Healthpeak's share of loss (gain) on sales of depreciable real estate, net, from unconsolidated joint ventures	—	—	1,793	—
Noncontrolling interests' share of gain (loss) on sales of depreciable real estate, net	—	—	973	—
Loss (gain) upon change of control, net[(1)]	—	—	(138,343)	—
Taxes associated with real estate dispositions	—	—	(1,805)	(335)
Impairments (recoveries) of real estate, net[(2)]	—	175,827	—	175,827
Nareit FFO applicable to common shares	296,789	318,155	912,759	940,418
Distributions on dilutive convertible units and other	4,336	4,551	13,257	13,735
Diluted Nareit FFO applicable to common shares	**$ 301,125**	**$ 322,706**	**$ 926,016**	**$ 954,153**
Diluted Nareit FFO per common share	**$ 0.43**	**$ 0.45**	**$ 1.31**	**$ 1.34**
Weighted average shares outstanding - Diluted Nareit FFO	703,980	709,513	705,980	711,023
Impact of adjustments to Nareit FFO:				
Transaction, merger, and restructuring-related costs[(3)]	$ 8,379	$ 2,420	$ 36,681	$ 18,169
Other impairments (recoveries) and other losses (gains), net[(4)]	(210)	(54)	(3,964)	125
Loss (gain) on debt extinguishments	—	—	302	—
Casualty-related charges (recoveries), net[(5)]	(70)	(1,771)	(4,451)	6,375
Recognition (reversal) of valuation allowance on deferred tax assets[(6)]	—	—	(3,058)	—
Total adjustments	8,099	595	25,510	24,669
FFO as Adjusted applicable to common shares	304,888	318,750	938,269	965,087
Distributions on dilutive convertible units and other	4,330	4,551	13,235	13,715
Diluted FFO as Adjusted applicable to common shares	**$ 309,218**	**$ 323,301**	**$ 951,504**	**$ 978,802**
Diluted FFO as Adjusted per common share	**$ 0.44**	**$ 0.46**	**$ 1.35**	**$ 1.38**
Weighted average shares outstanding - Diluted FFO as Adjusted	703,980	709,513	705,980	711,023
Other operating data:				
Amortization of deferred financing costs and debt discounts (premiums)	$ 8,616	$ 7,981	$ 25,879	$ 23,708
Non-refundable entrance fee sales in excess of (less than) the related GAAP amortization	16,710	12,711	37,331	36,449
Stock-based compensation amortization expense	4,412	4,046	13,265	10,410
Deferred income taxes	930	(179)	4,032	4,989
AFFO capital expenditures	(37,617)	(27,261)	(103,678)	(76,125)
Straight-line rents	(12,876)	(14,282)	(35,964)	(30,836)
Amortization of above (below) market lease intangibles, net	(6,562)	(8,105)	(19,466)	(28,402)
Other items[(7)]	(3,909)	(1,687)	(9,571)	(1,303)

Refer to footnotes on the next page.

(1) The nine months ended September 30, 2026 includes a gain upon change of control related to (i) the acquisition of the remaining 46.5% interest in the SWF SH JV which held 19 senior housing properties and (ii) the disposition of an 80% interest in six outpatient medical buildings to a third-party. These gains upon change of control are included in other income (expense), net in the Consolidated Statements of Operations.

(2) The three and nine months ended September 30, 2025 include other-than-temporary impairment charges on certain unconsolidated real estate joint ventures, which are recognized in equity income (loss) from unconsolidated joint ventures in the Consolidated Statements of Operations.

(3) The three and nine months ended September 30, 2026 and 2025 include investment pursuit costs. The three and nine months ended September 30, 2026 includes transition costs associated with senior housing operators and the nine months ended September 30, 2026 includes costs related to the Janus Living IPO. The three and nine months ended September 30, 2025 include costs related to the merger with Physicians Realty Trust, which are primarily comprised of severance, legal, accounting, tax, information technology, and other costs of combining operations with Physicians Realty Trust.

(4) The three and nine months ended September 30, 2026 and 2025 include reserves and (recoveries) for expected loan losses recognized in impairments and loan loss reserves (recoveries), net in the Consolidated Statements of Operations.

(5) Casualty-related charges (recoveries), net are recognized in other income (expense), net, equity income (loss) from unconsolidated joint ventures, and noncontrolling interests' share in earnings in the Consolidated Statements of Operations.

(6) The nine months ended September 30, 2026 includes the income tax impact related to the change in tax status of certain entities in connection with the Janus Living IPO.

(7) Primarily includes: (i) amortization of deferred revenue, (ii) noncontrolling interests' share of senior housing entrance fees in excess of (less than) the related GAAP amortization, (iii) noncontrolling interests' share of Adjusted Funds from Operations ("AFFO") Capital Expenditures, and (iv) our proportionate share of AFFO capital expenditures and straight-line rents from unconsolidated joint ventures.